Exhibit 99.1

Nomad Foods Reports Fourth Quarter and Full Year 2019 Financial Results

Reports fourth quarter and full year organic revenue growth of 1.7% and 2.1%, respectively
Full year Adjusted EBITDA of €432 million and Adjusted EPS of €1.23 exceed prior guidance
Expects another year of organic revenue and Adjusted EBITDA growth in 2020
FELTHAM, England - February 27, 2020 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and twelve-month periods ended December 31, 2019.
Key operating highlights and financial performance for the fourth quarter 2019, when compared to the fourth quarter 2018, include:

•	Reported revenue increased 2% to €628 million

•	Organic revenue growth of 1.7%

•	Reported Profit for the period of €46 million

•	Adjusted EBITDA increased 15% to €116 million

•	Adjusted EPS of €0.32
Key operating highlights and financial performance for the full year 2019, when compared to the full year 2018, include:

•	Reported revenue increased 7% to €2,324 million

•	Organic revenue growth of 2.1%

•	Reported Profit for the period of €154 million

•	Adjusted EBITDA increased 15% to €432 million

•	Adjusted EPS of €1.23
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “We are pleased to report another year of solid growth. In 2019, we achieved a third consecutive year of organic revenue growth and exceeded our guidance despite certain external challenges, namely raw material inflation and Brexit uncertainty. We enter 2020 well positioned to deliver another year of profitable growth. Our expansion into Green Cuisine presents an attractive incremental growth opportunity within the fast growing meat-free segment. We also expect our supply chain productivity program to begin to drive meaningful cost savings and fuel growth. Finally, our strong balance sheet and cash flow provide us with the resources and flexibility to execute on our M&A strategy."

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “Fourth quarter and full year results reflect the strength and durability of our business model. We have an exciting year ahead and remain well positioned to sustain our growth and continue to meet the needs of our consumers and our retail partners. We look forward to achieving another year of organic revenue growth and remain actively focused on acquisitions which, based on our balance sheet, have the potential to translate into significant earnings power."
Fourth Quarter of 2019 results compared to the Fourth Quarter of 2018

•	Revenue increased 2.2% to €628 million. Organic revenue growth of 1.7% was comprised of 3.2% growth in price and a 1.5% decline in volume/mix.

•	Adjusted gross profit increased 2% to €188 million. Adjusted gross margin was unchanged at 29.9% as favorable pricing, promotional efficiencies and mix were offset by cost of goods inflation.

•	Adjusted operating expenses decreased 6% to €90 million, reflecting a decline in Advertising and promotion expense of 11% to €34 million and Indirect expense of 3% to €56 million.

•	Adjusted EBITDA increased 15% to €116 million, which included a benefit of €4.5 million related to IFRS 16.

•
Adjusted Profit after tax increased 22% to €63 million reflecting Adjusted EBITDA growth, lower finance costs and a lower effective tax rate. The impact of IFRS 16 reduced Adjusted Profit after tax by €0.2 million.

•	Adjusted EPS increased 10% to €0.32. The impact of IFRS 16 was immaterial to this metric. Reported EPS was flat at €0.23.

Exhibit 99.1

Year Ended 2019 results compared to the Year Ended of 2018

•	Revenue increased 7.0% to €2,324 million. Organic revenue growth of 2.1% was comprised of 3.8% growth in price and a 1.7% decline in volume/mix.

•
Adjusted gross profit increased 5.9% to €698 million. Adjusted gross margin declined 30 basis points to 30.0% as favorable pricing, promotional efficiencies were offset by cost of goods inflation and acquisition mix.

•	Adjusted operating expenses increased 2% to €334 million, reflecting a decline in Advertising and promotion expense of 1% to €120 million and Indirect expense growth of 3% to €215 million.

•	Adjusted EBITDA increased 15% to €432 million, which included a benefit of €17.7 million related to IFRS 16.

•
Adjusted Profit after tax increased 12% to €235 million, reflecting Adjusted EBITDA growth, offset in part by higher finance costs. The impact of IFRS 16 reduced Adjusted Profit after tax by €2.0 million.

•
Adjusted EPS increased 3.4% to €1.23 as Adjusted Profit growth was partly offset by an increased share count resulting from the public offering of ordinary shares in the first quarter of 2019. The impact of IFRS 16 adversely impacted this metric by €0.01. Reported EPS decreased 19.6% to €0.78.

2020 Guidance
For the full year 2020, Adjusted EBITDA is expected to be approximately €440 to €445 million and EPS approximately €1.19 to €1.21. Full year guidance assumes organic revenue growth at a low-single digit percentage rate.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, February 27, 2020 at 1:30 p.m. GMT (8:30 a.m. Eastern Daylight Time). Investors interested in participating in the live call can dial +1-800-263-0877 from North America. International callers can dial +1-646-828-8143.

In addition, the call will be broadcast live over the Internet hosted at the “Investor Relations” section of the Company’s website at http://www.nomadfoods.com. The webcast will be archived for 30 days.  A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 3058805.

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros
Gladstone Place Partners
+1-212-230-5930

About Nomad Foods
Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. The company's portfolio of iconic brands, which includes Birds Eye, Findus, Iglo, Aunt Bessie's and Goodfella's, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and twelve months ended December 31, 2019 and for comparative purposes, the three and twelve months ended December 31, 2018.

Adjusted financial information for the three and twelve months ended December 31, 2019 and 2018 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency exchange charges/gains.

EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue for the three and twelve months ended December 31, 2019 and 2018 presented in this press release reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, chart of account (“CoA”) alignments, trading day impacts or any other event that artificially impact the comparability of our results.

Adjusted Gross Profit and adjusted gross margin exclude acquisition purchase price adjustments and other unusual or non-recurring items within cost of goods sold.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Leverage is defined as total loans and borrowings outstanding less the sum of cash and cash equivalents and short term investments, divided by adjusted EBITDA for the trailing twelve month period.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 8 to 16, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended December 31, 2019 and December 31, 2018

	Three months ended December 31, 2019	Three months ended December 31, 2018
	€m	€m
Revenue	628.4	614.8
Cost of sales	(440.7)	(431.1)
Gross profit	187.7	183.7
Other operating expenses	(96.5)	(99.6)
Exceptional items	(4.6)	(6.0)
Operating profit	86.6	78.1
Finance costs	(25.2)	(19.9)
Net financing costs	(25.2)	(19.9)
Profit before tax	61.4	58.2
Taxation	(15.5)	(17.4)
Profit for the period	45.9	40.8

Attributable to:
Equity owners of the parent	46.0	41.1
Non-controlling interests	(0.1)	(0.3)
	45.9	40.8

Basic earnings per share
Weighted average shares outstanding in millions	196.4	175.8
Basic earnings per share in €	0.23	0.23
Diluted earnings per share
Weighted average shares outstanding in millions	202.8	175.9
Diluted earnings per share in €	0.23	0.23

Statements of Profit or Loss (audited)
Twelve months ended December 31, 2019 and December 31, 2018

	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018
	€m	€m
Revenue	2,324.3	2,172.8
Cost of sales	(1,626.4)	(1,519.3)
Gross profit	697.9	653.5
Other operating expenses	(359.9)	(352.7)
Exceptional items	(54.5)	(17.7)
Operating profit	283.5	283.1
Finance income	2.5	1.6
Finance costs	(75.7)	(57.6)
Net financing costs	(73.2)	(56.0)
Profit before tax	210.3	227.1
Taxation	(56.7)	(56.6)
Profit for the period	153.6	170.5

Attributable to:
Equity owners of the parent	154.0	171.2
Non-controlling interests	(0.4)	(0.7)
	153.6	170.5

Basic earnings per share
Weighted average shares outstanding in millions	192.0	175.6
Basic earnings per share in €	0.80	0.97

Diluted earnings per share
Weighted average shares outstanding in millions	198.4	175.8
Diluted earnings per share in €	0.78	0.97

Nomad Foods Limited As Reported
Statements of Financial Position
As at December 31, 2019 (audited) and December 31, 2018 (audited)

	As at December 31, 2019	As at December 31, 2018
	€m	€m
Non-current assets
Goodwill	1,862.9	1,861.0
Intangibles	2,083.1	2,087.2
Property, plant and equipment	422.4	348.8
Other non-current assets	1.9	2.6
Derivative financial instruments	17.5	35.7
Deferred tax assets	96.4	68.7
Total non-current assets	4,484.2	4,404.0
Current assets
Cash and cash equivalents	826.1	327.6
Inventories	323.2	342.5
Trade and other receivables	206.7	173.9
Indemnification assets	35.4	79.4
Short-term investments	25.0	—
Derivative financial instruments	3.9	13.4
Total current assets	1,420.3	936.8
Total assets	5,904.5	5,340.8
Current liabilities
Trade and other payables	525.2	571.6
Current tax payable	217.2	201.2
Provisions	40.9	44.3
Loans and borrowings	27.7	21.4
Derivative financial instruments	12.1	1.5
Total current liabilities	823.1	840.0
Non-current liabilities
Loans and borrowings	1,847.6	1,742.9
Employee benefits	237.5	200.6
Other non-current liabilities	2.7	1.3
Provisions	5.9	69.4
Derivative financial instruments	32.8	35.4
Deferred tax liabilities	398.2	392.1
Total non-current liabilities	2,524.7	2,441.7
Total liabilities	3,347.8	3,281.7
Net assets	2,556.7	2,059.1
Equity attributable to equity holders
Share capital and capital reserve	2,095.4	1,748.5
Share based compensation reserve	22.6	9.4
Founder Preferred Share Dividend reserve	370.1	372.6
Translation reserve	94.8	88.8
Cash flow hedging reserve	(13.2)	8.5
Accumulated deficit reserve	(11.8)	(167.9)
Equity attributable to owners of the parent	2,557.9	2,059.9
Non-controlling interests	(1.2)	(0.8)
Total equity	2,556.7	2,059.1

Nomad Foods Limited As Reported
Statements of Cash Flows (audited)
For the year ended December 31, 2019 and the year ended December 31, 2018

	For the Year ended December 31, 2019	For the Year ended December 31, 2018
	€m	€m
Cash flows from operating activities
Profit for the period	153.6	170.5
Adjustments for:
Exceptional items	54.5	17.7
Non-cash fair value purchase price adjustment of inventory	—	5.7
Share based payment expense	14.9	13.0
Depreciation and amortization	68.3	46.3
Loss on disposal and impairment of property, plant and equipment	0.6	0.3
Net finance costs	73.2	56.0
Taxation	56.7	56.6
Operating cash flow before changes in working capital, provisions and exceptional items	421.8	366.1
Decrease/(increase) in inventories	23.5	(20.2)
Increase in trade and other receivables	(34.4)	(10.8)
(Decrease)/increase in trade and other payables	(40.6)	64.5
Increase/(decrease) in employee benefits and other provisions	6.6	(2.0)
Cash generated from operations before tax and exceptional items	376.9	397.6
Cash flows relating to exceptional items	(15.9)	(43.4)
Tax paid	(45.6)	(32.9)
Net cash generated from operating activities	315.4	321.3
Cash flows from investing activities
Purchase of subsidiaries, net of cash acquired	(1.5)	(471.6)
Purchase of property, plant and equipment and intangibles	(47.3)	(41.6)
Purchase of investments	(25.0)	—
Cash used in investing activities	(73.8)	(513.2)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	354.1	0.1
Share issuance costs	(11.1)	—
Proceeds from new loans and notes	2.0	355.6
Repayment of loan principal	(22.2)	(5.9)
Payment of lease liabilities	(21.8)	—
Payment of financing fees	—	(2.6)
Interest paid	(48.4)	(45.3)
Interest received	2.4	0.2
Other financing cash flows	(3.6)	0.6
Net cash provided by financing activities	251.4	302.7
Net increase in cash and cash equivalents	493.0	110.8
Cash and cash equivalents at beginning of period	327.6	219.2
Effect of exchange rate fluctuations	4.2	(2.4)
Cash and cash equivalents at end of period*	824.8	327.6

*Cash and cash equivalents includes bank overdrafts of €1.3 million for the year ended December 31, 2019 (2018: €nil).

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures
(In € millions, except per share data)
The following table reconciles adjusted financial information for the three months ended December 31, 2019 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended December 31, 2019

€ in millions, except per share data	As reported for the three months ended December 31, 2019	Adjustments		As adjusted for the three months ended December 31, 2019
Revenue	628.4	—		628.4
Cost of sales	(440.7)	—		(440.7)
Gross profit	187.7	—		187.7
Other operating expenses	(96.5)	6.4	(a)	(90.1)
Exceptional items	(4.6)	4.6	(b)	—
Operating profit	86.6	11.0		97.6
Finance income	—	—		—
Finance costs	(25.2)	8.7		(16.5)
Net financing costs	(25.2)	8.7	(c)	(16.5)
Profit before tax	61.4	19.7		81.1
Taxation	(15.5)	(2.9)	(d)	(18.4)
Profit for the period	45.9	16.8		62.7

Profit attributable to:
Equity owners of the parent	46.0	16.8		62.8
Non-controlling interests	(0.1)	—		(0.1)
	45.9	16.8		62.7

Weighted average shares outstanding in millions - basic	196.4	—		196.4
Basic earnings per share	0.23			0.32
Weighted average shares outstanding in millions - diluted	202.8	(6.4)	(e)	196.4
Diluted earnings per share	0.23			0.32

(a)	Share based payment charge including employer payroll taxes of €6.2 million and non-operating M&A related costs of €0.2 million.

(b)
Exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) three months ended December 31, 2019’ for a detailed list of exceptional items.

(c)	Elimination of €5.5 million of foreign exchange translation losses and €3.2 million of foreign exchange losses on derivatives.

(d)	Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

(e)	Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2019 but for which shares were issued on January 2, 2020.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles EBITDA and Adjusted EBITDA for the three months ended December 31, 2019 to the reported results of Nomad Foods for such period.
EBITDA and Adjusted EBITDA (unaudited)
Three Months Ended December 31, 2019

€ in millions	As reported for the three months ended December 31, 2019
Profit for the period	45.9
Taxation	15.5
Net financing costs	25.2
Depreciation and amortization	18.3
EBITDA	104.9
Exceptional items:
Brexit	1.6	(a)
Findus Group integration costs	0.5	(b)
Goodfella's Pizza & Aunt Bessie's integration costs	3.8	(c)
Factory optimization	3.6	(d)
Settlement of legacy matters	(4.9)	(e)
Other Adjustments:
Other add-backs	6.4	(f)
Adjusted EBITDA(g)	115.9

(a)
Non-recurring expenses related to preparations for the potential adverse impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure.

(b)	Non-recurring expenses related to the roll-out of the Nomad ERP system following the acquisition of the Findus Group in November 2015.

(c)	Non-recurring expenses associated with the integration of the Goodfella's pizza business in April 2018 and the Aunt Bessie's business in July 2018.

(d)
Non-recurring expenses associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018.

(e)	Non-recurring income and expenses associated with tax and other liabilities relating to periods prior to acquisition of the Findus and Iglo Groups.

(f)
Represents the elimination of share based payment expenses including employer payroll taxes of €6.2 million and elimination of non-operating M&A related costs of €0.2 million. We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

(g)	Adjusted EBITDA margin of 18.4% for the three months ended December 31, 2019 is calculated by dividing Adjusted EBITDA by Revenue of €628.4 million.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted financial information for the three months ended December 31, 2018 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Three Months Ended December 31, 2018

€ in millions, except per share data	As reported for the three months ended December 31, 2018	Adjustments		As Adjusted for the three months ended December 31, 2018
Revenue	614.8	—		614.8
Cost of sales	(431.1)	—		(431.1)
Gross profit	183.7	—		183.7
Other operating expenses	(99.6)	3.8	(a)	(95.8)
Exceptional items	(6.0)	6.0	(b)	—
Operating profit	78.1	9.8		87.9
Finance income	—	—		—
Finance costs	(19.9)	(0.7)		(20.6)
Net financing costs	(19.9)	(0.7)	(c)	(20.6)
Profit before tax	58.2	9.1		67.3
Taxation	(17.4)	1.7	(d)	(15.7)
Profit for the period	40.8	10.8		51.6

Profit attributable to:
Equity owners of the parent	41.1	10.8		51.9
Non-controlling interests	(0.3)	—		(0.3)
	40.8	10.8		51.6

Weighted average shares outstanding in millions - basic	175.8			175.8
Basic earnings per share	0.23			0.29
Weighted average shares outstanding in millions - diluted	175.9	(0.2)	(e)	175.7
Diluted earnings per share	0.23			0.29

(a)	Share based payment expense including employer payroll taxes.

(b)
Exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) three months ended December 31, 2018’ for a detailed list of exceptional items.

(c)	Elimination of €1.0 million of gains on foreign currency derivatives as well as €0.3 million of foreign exchange translation losses.

(d)	Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

(e)	Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2018 but for which shares were issued on January 2, 2019.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles EBITDA and Adjusted EBITDA for the three months ended December 31, 2018 to the reported results of Nomad Foods for such period.
EBITDA and Adjusted EBITDA (unaudited)
Three Months Ended December 31, 2018

€ in millions	As reported for the three months ended December 31, 2018
Profit for the period	40.8
Taxation	17.4
Net financing costs	19.9
Depreciation and amortization	12.7
EBITDA	90.8
Exceptional items:
Supply chain reconfiguration	(0.1)	(a)
Findus Group integration costs	3.3	(b)
Goodfella's Pizza & Aunt Bessie's integration costs	5.3	(c)
Factory optimization	0.7	(d)
Settlement of legacy matters	(3.2)	(e)
Other Adjustments:
Other add-backs	3.8	(f)
Adjusted EBITDA(g)	100.6

(a)
Supply chain reconfiguration costs following the closure of the factory in Bjuv, Sweden. Following the closure in 2017, the Company has incurred costs relating to the relocation of production to other factories. The costs are partially offset by income from the disposal of the remaining tangible assets.

(b)	Non-recurring costs related to the roll-out of the Nomad ERP system following the acquisition of the Findus Group in November 2015.

(c)	Non-recurring costs associated with the integration of the Goodfella's pizza business in April 2018 and the Aunt Bessie's business in July 2018.

(d)
Non-recurring costs associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018.

(e)
Non-recurring income and expenses associated with liabilities relating to periods prior to acquisition of the Findus and Iglo Groups, settlements of tax audits, settlements of contingent consideration for acquisitions and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company including an income of €2.7 million recognized on settlement of contingent consideration for the purchase of the La Cocinera acquisition.

(f)	Represents the elimination of share based payment charges including employer payroll taxes.

(g)	Adjusted EBITDA margin of 16.4% for the three months ended December 31, 2018 is calculated by dividing Adjusted EBITDA by Revenue of €614.8 million.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the twelve months ended December 31, 2019 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Twelve Months Ended December 31, 2019

€ in millions, except per share data	As reported for the twelve months ended December 31, 2019	Adjustments		As adjusted for the twelve months ended December 31, 2019
Revenue	2,324.3	—		2,324.3
Cost of sales	(1,626.4)	—		(1,626.4)
Gross profit	697.9	—		697.9
Other operating expenses	(359.9)	25.7	(a)	(334.2)
Exceptional items	(54.5)	54.5	(b)	—
Operating profit	283.5	80.2		363.7
Finance income	2.5	—		2.5
Finance costs	(75.7)	8.8		(66.9)
Net financing costs	(73.2)	8.8	(c)	(64.4)
Profit before tax	210.3	89.0		299.3
Taxation	(56.7)	(7.5)	(d)	(64.2)
Profit for the period	153.6	81.5		235.1

Profit attributable to:
Equity owners of the parent	154.0	81.5		235.5
Non-controlling interests	(0.4)	—		(0.4)
	153.6	81.5		235.1

Weighted average shares outstanding in millions - basic	192.0	—		192.0
Basic earnings per share	0.80			1.23
Weighted average shares outstanding in millions - diluted	198.4	(6.4)	(e)	192.0
Diluted earnings per share	0.78			1.23

(a)	Share based payment charge including employer payroll taxes of €22.4 million and non-operating M&A related costs of €3.3 million.

(b)
Exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) twelve months ended December 31, 2019’ for a detailed list of exceptional items.

(c)	Elimination of €3.9 million of foreign exchange translation losses and €4.9 million of foreign exchange losses on derivatives.

(d)	Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

(e)	Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2019 but for which shares were issued on January 2, 2020.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles EBITDA and Adjusted EBITDA for the twelve months ended December 31, 2019 to the reported results of Nomad Foods for such period:
EBITDA and Adjusted EBITDA (unaudited)
Twelve Months Ended December 31, 2019

€ in millions	As reported for the twelve months ended December 31, 2019
Profit for the period	153.6
Taxation	56.7
Net financing costs	73.2
Depreciation and amortization	68.3
EBITDA	351.8
Exceptional items:
Brexit	1.6	(a)
Supply chain reconfiguration	(3.6)	(b)
Findus Group integration costs	3.5	(c)
Goodfella's Pizza & Aunt Bessie's integration costs	12.5	(d)
Factory optimization	5.7	(e)
Release of indemnification assets	44.0	(f)
Settlement of legacy matters	(9.2)	(g)
Other Adjustments:
Other add-backs	25.7	(h)
Adjusted EBITDA(i)	432.0

(a)
Non-recurring expenses related to preparations for the potential adverse impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure.

(b)
Supply chain reconfiguration relates to activities associated with the closure of the Bjuv manufacturing facility in Sweden which ceased production in 2017. The income relates to the sale of the agricultural land which completed in May 2019 and the finalization of consideration received for the sale of the industrial property which completed in 2018.

(c)	Non-recurring costs related to the roll-out of the Nomad ERP system following the acquisition of the Findus Group in November 2015.

(d)	Non-recurring costs associated with the integration of the Goodfella's pizza business in April 2018 and the Aunt Bessie's business in July 2018.

(e)
Non-recurring costs associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018.

(f)	Non-recurring charge in 2019 for the release of shares held in escrow as part of the consideration on the acquisition of the Findus Group.

(g)	Non-recurring income and expenses associated with tax and other liabilities relating to periods prior to acquisition of the Findus and Iglo Groups.

(h)
Represents the elimination of share based payment expenses including employer payroll taxes of €22.4 million and elimination of non-operating M&A related costs of €3.3 million. We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

(i)	Adjusted EBITDA margin of 18.6% for the twelve months ended December 31, 2019 is calculated by dividing Adjusted EBITDA by Revenue of €2,324.3 million.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted financial information for the twelve months ended December 31, 2018 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Twelve Months Ended December 31, 2018

€ in millions, except per share data	As reported for the twelve months ended December 31, 2018	Adjustments		As Adjusted for the twelve months ended December 31, 2018
Revenue	2,172.8	—		2,172.8
Cost of sales	(1,519.3)	5.7	(a)	(1,513.6)
Gross profit	653.5	5.7		659.2
Other operating expenses	(352.7)	23.6	(b)	(329.1)
Exceptional items	(17.7)	17.7	(c)	—
Operating profit	283.1	47.0		330.1
Finance income	1.6	(1.4)		0.2
Finance costs	(57.6)	(2.4)		(60.0)
Net financing costs	(56.0)	(3.8)	(d)	(59.8)
Profit before tax	227.1	43.2		270.3
Taxation	(56.6)	(4.7)	(e)	(61.3)
Profit for the period	170.5	38.5		209.0

Profit attributable to:
Equity owners of the parent	171.2	38.5		209.7
Non-controlling interests	(0.7)	—		(0.7)
	170.5	38.5		209.0

Weighted average shares outstanding in millions - basic	175.6	—		175.6
Basic earnings per share	0.97			1.19
Weighted average shares outstanding in millions - diluted	175.8	(0.2)	(f)	175.6
Diluted earnings per share	0.97			1.19

(a)	Non-cash fair value uplift of inventory recorded as part of the Goodfella's Pizza and Aunt Bessie's purchase price accounting.

(b)	Share based payment expense including employer payroll taxes of €14.7 million and non-operating M&A related costs of €8.9 million.

(c)
Exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) twelve months ended December 31, 2018’ for a detailed list of exceptional items.

(d)
Elimination of €1.1 million of costs incurred as part of the new debt drawn down on June 20, 2018, €0.3 million of foreign exchange translation losses and €5.2 million of gains on foreign currency derivatives.

(e)	Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

(f)	Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2018 but for which shares were issued on January 2, 2019.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles EBITDA and Adjusted EBITDA for the twelve months ended December 31, 2018 to the reported results of Nomad Foods for such period:
EBITDA and Adjusted EBITDA (unaudited)
Twelve Months Ended December 31, 2018

€ in millions	As reported for the twelve months ended December 31, 2018
Profit for the period	170.5
Taxation	56.6
Net financing costs	56.0
Depreciation and amortization	46.3
EBITDA	329.4
Acquisition purchase price adjustments	5.7	(a)
Exceptional items:
Supply chain reconfiguration	1.2	(b)
Findus Group integration costs	10.4	(c)
Goodfella's Pizza & Aunt Bessie's integration costs	8.3	(d)
Factory optimization	1.6	(e)
Settlement of legacy matters	(3.8)	(f)
Other Adjustments:
Other add-backs	23.6	(g)
Adjusted EBITDA(h)	376.4

(a)	Non-cash fair value uplift of inventory recorded as part of the Goodfella's Pizza and Aunt Bessie's purchase price accounting.

(b)
Supply chain reconfiguration costs following the closure of the factory in Bjuv, Sweden. Following the closure in 2017, the Company has incurred costs relating to the relocation of production to other factories. The costs are partially offset by income from the disposal of the remaining tangible assets.

(c)	Non-recurring costs related to the roll-out of the Nomad ERP system following the acquisition of the Findus Group in November 2015.

(d)	Non-recurring costs associated with the integration of the Goodfella's pizza business in April 2018 and the Aunt Bessie's business in July 2018.

(e)
Non-recurring costs associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018.

(f)
Non-recurring income and costs associated with liabilities relating to periods prior to acquisition of the Findus and Iglo Groups, settlements of tax audits, settlements of contingent consideration for acquisitions and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. This includes an income of €2.7 million recognized on settlement of contingent consideration for the purchase of the La Cocinera acquisition and net income of €0.7 million associated with settlements of tax audits.

(g)
Represents the elimination of share based payment expenses including employer payroll taxes of €14.7 million and elimination of non-operating M&A related costs of €8.9 million. We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

(h)	Adjusted EBITDA margin of 17.3% for the twelve months ended December 31, 2018 is calculated by dividing Adjusted EBITDA by Revenue of €2,172.8 million.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth
Year on Year Growth - December 31, 2019 compared with December 31, 2018:

	Three Months Ended December 31, 2019	Twelve Months Ended December 31, 2019
	YoY Growth	YoY Growth
Reported Revenue Growth	2.2%	7.0%

Of which:
Organic Revenue Growth	1.7%	2.1%
Acquisitions	—%	4.9%
Translational FX (a)	0.5%	—%
Total	2.2%	7.0%

(a)
Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s: (i) expectations regarding the Company’s positioning to deliver future growth in 2020, to sustain growth and to continue to meet the needs of its consumers and retail partners; (ii) expectations regarding the expansion of Green Cuisine and the growth opportunity it presents within the fast growing meat-free segment; (iii) expectations that the Company’s supply chain productivity program will begin to drive meaningful cost savings and fuel growth; (iv) expectations regarding our M&A strategy and our belief that acquisitions have the potential to translate into significant earnings power; and (v) expectations regarding the Company’s future operating and financial performance, including its guidance with respect to organic revenue growth, Adjusted EBITDA and Adjusted EPS. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (ii) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (iii) the Company’s ability to accurately predict the performance of its Green Cuisine brand and its impact on the Company’s growth; (iv) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in Continental Europe; (v) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (vi) the effects of reputational damage from unsafe or poor quality food products; (vii) the risk that securities markets will react negatively to actions by the Company; (viii) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (ix) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (x) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xi) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials; (xii) the Company’s ability to protect its brand names and trademarks; (xiii) uncertainty about the terms of the trade agreement between the UK and the EU associated with Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xiv) loss of the Company’s financial arrangements with respect to receivables factoring; (xv) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvi) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xvii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xviii) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xix) changes in applicable laws or regulations; and (xx) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.